SMARTMETRIC, INC.

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89109

March 18, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attn.: Dale Welcome, Senior Accountant;

John Cash Senior, Accounting Branch Chief

Re:	SmartMetric, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2021

File No. 000-54853

Dear Mr. Welcome and Mr. Cash:

This letter is written in response to the letter dated February 18, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to Smartmetric, Inc. (“Smartmetric”, “we,” “us,” or “our”) relating to the above referenced filings. For your ease of reference, the Staff’s comments are repeated below in italicized font, and each comment is followed by our response.

Form 10-K for the Fiscal Year Ended June 30, 2021

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 26

1.	We note your responses to prior comments one and two. Please revise future annual filings to provide the appropriate language and assessment regarding your internal control over financial reporting. Refer to Item 308(a)(3) of Regulation S-K..

Response: As we previously noted for the Staff, due to a scrivener’s error, we inadvertently misstated our management’s conclusion regarding internal controls over financial reporting in our Form 10-K for the fiscal year ended June 30, 2021. Concurrently with the filing of this response letter, we will file an amendment to our Form 10-K for the fiscal year ended June 30, 2021 to correct this scrivener’s error.

Please direct any further comments or questions to me at (305) 607-3910.

Sincerely,

/s/ Chaya Coleena Hendrick

Chaya C. Hendrick

Founder and CEO

Smartmetric, Inc.

cc: Andrea Cataneo, Esq., Mitchell Silberberg & Knupp LLP

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